December 21, 2017

By EDGAR

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:    File No. 0-19687

Dear Mr. Cash:

In response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 19, 2017, this letter confirms the Commission’s agreement, via telephone call from Jeanne Baker, Assistant Chief Accountant, to extend Synalloy Corporation’s response date to January 15, 2018. We very much appreciate the Commission’s accommodation in this regard and look forward to providing our full response on or before January 15, 2018.

Please contact me at (804) 822-3266 should you require further information or if you have any questions.

Very truly yours,

/s/ Dennis M. Loughran

Dennis M. Loughran

cc:	Mr. Craig C. Bram
Scott H. Richter, Esq.